BYLAWS OF SHERPA AIRCRAFT GROUP INC.
A DELAWARE CORPORATION

TABLE OF CONTENTS

BYLAWS OF SHERPA AIRCRAFT GROUP INC.
A DELAWARE CORPORATION

ARTICLE I
OFFICES

1.01   **Registered Office.** The registered office shall be Legalinc Corporate Services Inc. in the City of Middletown, County of New Castle, State of Delaware or in such other location as the Board of Directors of the corporation (the "**Board of Directors**") may from time to time determine or the business of the corporation may require.

1.02   **Offices.** The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.01   **Location.** All meetings of the stockholders for the election of directors shall be held in the place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting; provided, however, that the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211 of the Delaware General Corporations Law ("**DGCL**"). Meetings of stockholders for any other purpose may be held at such time and place, if any, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, or a waiver by electronic mail by the person entitled to notice.

2.02   **Timing.** Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.

2.03   **Notice of Meeting.** Written notice of any stockholder meeting stating the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than 60 days before the date of the meeting.

2.04   **Stockholders' Records.** The corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that

such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.05   **Special Meetings.** Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning at least 50% in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. If the notice is not given within 20 days after the receipt of a proper request by any person or persons other than the Board of Directors or the president, the person or persons requesting the meeting may give the notice.

2.06   **Notice of Special Meeting.** Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than ten (10) nor more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

2.07   **Business Transacted at Special Meeting.** Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.08   **Quorum; Meeting Adjournment; Presence by Remote Means.**

(a)   <u>Quorum; Meeting Adjournment.</u> The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b)   <u>Presence by Remote Means.</u> If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(1)   participate in a meeting of stockholders; and

(2)   be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrent with such proceedings, and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

2.09   **Voting Thresholds.** Unless otherwise required by law or the certificate of incorporation, the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question, other than the election of directors, brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.10   **Number of Votes Per Share.** Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period.

2.11   **Action by Written Consent of Stockholders; Electronic Consent; Notice of Action.**

(a)   Action by Written Consent of Stockholders. Unless otherwise provided by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, is signed in a manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the corporation as provided in paragraph 2.11(b) below. No written consent shall be effective to take the action set forth therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner provided above, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the corporation in the manner provided above.

(b)   Electronic Consent. An electronic mail or other electronic communication consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic mail or other electronic communication sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail or other electronic

communication was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail or electronic communication. The date on which such electronic mail or electronic communication is transmitted shall be deemed to be the date on which such consent was signed.

(c)   Notice of Action. Prompt notice of any action taken pursuant to this Section 2.11 shall be provided to the stockholders in accordance with Section 228(e) of the DGCL.

2.12   Fixing the Record Date.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
DIRECTORS

3.01   **Number, Qualifications, and Election of Directors.**

(a)   Subject to the corporation's certificate of incorporation, as it may be amended, the number of directors that shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting of the stockholders, at a special meeting of the stockholders or pursuant to a written consent of the stockholders. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

(b)   Directors need not be residents of the state of Delaware or stockholders unless so required by the certificate of incorporation.

(c)   At the first annual meeting of stockholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors, based on number of votes, and each director elected shall hold office until his or her successor is elected and qualified. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these bylaws or through a written consent of the stockholders.

3.02   **Vacancies.** Unless otherwise provided in the corporation's certificate of incorporation, as it may be amended, and subject to the rights of holders of series of capital stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. A vacancy in the Board of Directors shall be deemed to exist under these bylaws in the case of death, removal, or resignation of any director. Any director may resign at any time by notice given either in writing or by electronic transmission to the corporation. Such resignation shall take effect at the date of receipt of such notice by the corporation or at such later time as is therein specified.

3.03   **Board Authority.** The business of the corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.04 **Location of Meetings.** The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

3.05 **Regular Meetings.** Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.06 **Special Meetings.** Special meetings of the Board of Directors may be called by the president upon notice to each director; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two (2) directors unless the Board of Directors consists of only one director, in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director. Notice of any special meeting shall be given to each director at his or her business or residence in writing, or by facsimile transmission, telephone communication or electronic mail. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by facsimile transmission or other electronic mail, such notice shall be transmitted at least 24 hours before such meeting. If by telephone, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 12.01 hereof. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing, either before or after such meeting.

3.07 **Quorum.** Unless the certificate of incorporation requires a greater number, at all meetings of the Board of Directors a majority of the directors duly elected and serving in accordance with the certificate of incorporation shall constitute a quorum for the transaction of business and any act of a majority of the directors present at any meeting at which there is a quorum shall be an act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.08 **Action Without a Meeting.** Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

3.09 **Telephonic Meetings.** Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or any committee, by means of telephone conference or other means of communication by which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

3.10 **Committees.** The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent

or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval; or (b) adopting, amending, or repealing any provision of these bylaws.

3.11   **Minutes of Meetings.** Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.12   **Compensation of Directors.** Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.13   **Removal of Directors.** Unless otherwise provided by the certificate of incorporation, these bylaws, or another agreement between the stockholders of the corporation, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors, either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

3.14   **Presumption of Assent.** A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the Secretary of the meeting before the adjournment of such or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.15   **Transactions With Corporation and Conflicts of Interest.** No contract or other transaction between the corporation and one or more of its directors or between the corporation or any other corporation, partnership, voluntary association, trust, or other organization of which any of its directors is a director or officer or in which he or she has any financial interest shall be void or voidable for this reason or because any such director is present at or participates in the meeting of the Board of Directors or of the committee thereof that authorizes the contract or transactions or because his or her vote is counted for such purpose (a) if the material facts as to the contract or transaction and as to his or her relationship or interest are disclosed to the Board of Directors or such committee and the Board of Directors or such committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of disinterested directors even though the disinterested directors be less than a quorum or (b) if the material facts as to the contract or transaction and as to his or her relationship or interest are disclosed or are known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good

faith by vote of the stockholders or (c) if the contract or transaction is fair and reasonable as to the corporation as of the time it is authorized, approved, or ratified by the Board of Directors, such committee, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee thereof that authorizes the contract or transaction.

ARTICLE IV
NOTICES

4.01 **Notice.** Unless otherwise provided in these bylaws, whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by electronic mail.

4.02 **Waiver of Notice.** Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or waiver by electronic mail or other electronic transmission, in each case whether before or after the time stated therein, shall be deemed equivalent thereto.

4.03 **Electronic Notice.**

(a) Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders and directors, any notice to stockholders or directors given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission in accordance with applicable law.

(b) Effective Date of Notice. Notice given pursuant to paragraph 4.03(a) of this section shall be deemed given effectively when given by telephone, facsimile, electronic mail, or by other means of electronic transmission.

(c) Form of Electronic Mail. For purposes of these bylaws, "electronic mail" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

ARTICLE V
OFFICERS

5.01 **Required and Permitted Officers.** The officers of the corporation shall be chosen by the Board of Directors and shall be a president and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board of Directors may also choose a chief executive officer, a chief financial officer and one or more

treasurers, vice presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

5.02   **Appointment of Required Officers.** If no such officers are currently in place, the Board of Directors at its first meeting after each annual meeting of stockholders, or at any other time which the Board deems appropriate, shall choose a president and a secretary and may choose a treasurer and vice presidents.

5.03   **Appointment of Permitted Officers.** The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.04   **Officer Compensation.** The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

5.05   **Term of Office; Removal; Vacancies.** The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

THE CHAIRMAN OF THE BOARD

5.06   **Chairman Presides.** The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

5.07   **Absence of Chairman.** In the absence of the Chairman of the Board, the Vice-Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

THE PRESIDENT AND VICE PRESIDENTS

5.08   **Powers of President.** The president shall be the chief executive officer of the corporation unless some other officer is so designated by the Board; in the absence of the Chairman and Vice-Chairman of the Board he or she shall preside at all meetings of the stockholders and the Board of Directors; he or she shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

5.09   **President's Signature Authority.** The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

5.10   **Absence of President.** In the absence of the president or in the event of his or her inability or refusal to act, the vice president, if any, (or in the event there be more than one vice

president, the vice presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE CHIEF FINANCIAL OFFICER

5.11   Duties of Chief Financial Officer. The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors. The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws. The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

THE SECRETARY AND ASSISTANT SECRETARY

5.12   Duties of Secretary. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature.

5.13   Duties of Assistant Secretary. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

5.14   Duties of Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging

to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

5.15 **Disbursements and Financial Reports.** He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

5.16 **Treasurer's Bond.** If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

5.17 **Duties of Assistant Treasurer.** The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of the treasurer's inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI
CERTIFICATE OF STOCK

6.01 **Stock Certificates.** The shares of the corporation's stock may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and registered as they are issued. Any certificates representing shares of stock shall be signed by or in the name of the corporation by any two authorized officers of the corporation, certifying the number of shares owned in the corporation. Certificates may be issued for partly paid shares and in such case upon the face or back of any certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of any certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of any certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.02 **Facsimile Signatures.** Any or all of the signatures on any certificate may be facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the corporation with the same effect as if such officer, transfer agent or registrar were still acting as such at the date of issue.

6.03 **Lost Certificates.** The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

6.04 **Transfer of Stock.** Upon surrender to the corporation or the transfer agent of the corporation of any certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded upon the books of the corporation. To the extent designated by the president or any vice president or the treasurer of the corporation, the corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

6.05 **Registered Stockholders.** The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to vote as such owner, to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.06 **Classes and Series of Stock.** Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.07 **Restrictions on Transfer.**

(a)   No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "**Transfer**") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

(b)   If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in <u>Article X</u> of these bylaws.

(c)   At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d)   Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

(e)   The restriction on Transfer set forth in paragraph (a) of this Section will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(f)   The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE VII
INDEMNIFICATION OF DIRECTORS AND OFFICERS

7.01   **Indemnification.** The corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director or officer made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director or officer (for the purposes of this Article, "**officers**" has the meaning defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended) of the corporation or a predecessor corporation or a director or officer of another corporation, if such person served in such position at the request of the corporation; provided, however, that the corporation shall indemnify any such director or officer in connection with a proceeding initiated by such director or officer only if such proceeding was authorized by the Board of Directors of the corporation. The indemnification provided for in this Section 7.01 shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under these bylaws, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office; (ii) continue as to a person who has ceased to be a director; and (iii) inure to the benefit of the heirs, executors and administrators of a person who has ceased to be a director. The corporation's obligation to provide indemnification under this Section 7.01 shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the corporation or any other person. The corporation may modify the extent of such indemnification by individual contracts with its directors and officers.

(a)   Expenses incurred by a director or officer of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the corporation (or was serving at the corporation's request as a director or officer of another corporation) shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized by relevant sections of

the DGCL. Notwithstanding the foregoing, the corporation shall not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by the corporation and approved by a majority of the Board of Directors of the corporation that alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the corporation or any other willful and deliberate breach in bad faith of such agent's duty to the corporation or its stockholders.

(b)   The foregoing provisions of this Section 7.01 shall be deemed to be a contract between the corporation and each director or officer who serves in such capacity at any time while these bylaws are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

(c)   The Board of Directors in its sole discretion shall have power on behalf of the corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he or she, his testator or intestate, is or was an officer or employee of the corporation.

(d)   To assure indemnification under this Section 7.01 of all directors, officers and employees who are determined by the corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the corporation that may exist from time to time, Section 145 of the DGCL shall, for the purposes of this Section 7.01, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including without limitation, any plan of the corporation that is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; the corporation shall be deemed to have requested a person to serve the corporation for purposes of Section 145 of the DGCL, as administrator of an employee benefit plan where the performance by such person of his or her duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines."

7.02   **Non-Exclusivity of Rights.** The right of indemnification hereinabove provided for shall not be exclusive of any rights to which any director or officer of the corporation may otherwise be entitled by law. The corporation is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Delaware General Corporation Law.

ARTICLE VIII
LOANS TO OFFICERS

8.01   **Loans to Officers.** The corporation may lend money to, or guarantee any obligation of or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these bylaws shall be

deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE IX
RECORD BOOK AND FINANCIAL STATEMENTS

9.01 Books and Records to be Kept and Maintained.

(a)   The corporation shall keep, as permanent records, minutes of all meetings of its stockholders and Board of Directors, a record of all actions taken by the stockholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the corporation.

(b)   The corporation shall maintain appropriate accounting records.

(c)   The corporation or its agent shall maintain a record of its stockholders, in a form that permits preparation of a list of the names and addresses of all stockholders, in alphabetical order by class of shares showing the number and class of shares held by each.

(d)   The corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

(e)   The corporation shall keep a copy of the following records at its principal office:

(i)   its Certificate of Incorporation and all amendments thereto currently in effect;

(ii)   its bylaws or restated bylaws and all amendments thereto currently in effect;

(iii)   resolutions adopted by its Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

(iv)   the minutes of all stockholders' meetings, and records of all action taken by stockholders without a meeting, for the past five (5) years;

(v)   all written communications to stockholders generally within the past five (5) years, including the financial statements furnished for the past five (5) years under paragraph 9.01(b);

(vi)   a list of the names and business addresses of its current directors and officers; and

(vii)   its most recent annual report delivered to the Secretary of State.

9.02 Inspection of Books and Records.

(a)   A stockholder of the corporation or his or her agent is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the records of the corporation described in paragraph 9.01(e) if he or she gives the corporation written notice of his or her demand at least ten (10) business days before the date on which he or she wishes to inspect and copy.

(b)   A stockholder of the corporation or his or her agent is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation if the stockholder meets the requirements of the following paragraph 9.02(c) and gives the corporation written notice of his or her demand at least 45 business days before the date on which he or she wishes to inspect and copy:

(i)   excerpts from minutes of any meeting of the Board of Directors, records of any action of a committee of the Board of Directors while acting in place of the Board of Directors on behalf of the corporation, minutes of any meeting of the stockholders, and records of action taken by the stockholders or Board of Directors without a meeting, to the extent not subject to inspection described herein;

(ii)   accounting records of the corporation; and

(iii)   the record of stockholders.

(c)   A stockholder or his or her agent may inspect and copy the records identified in paragraph 9.02(b) only if:

(i)   his or her demand is made in good faith and for a proper purpose;

(ii)   he or she describes with reasonable particularity his or her purpose and the records he or she desires to inspect; and

(iii)   the records are directly connected with his or her purpose.

(d)   The corporation may impose a reasonable charge, covering the costs of labor and material, for copies of any documents provided to the stockholder. The charge may not exceed the estimated cost of production or reproduction of the records.

(e)   The corporation may comply with a stockholder's demand to inspect the record of stockholders by providing him or her with a list of its stockholders that was compiled no earlier than the date of the stockholder's demand.

ARTICLE X
RIGHT OF FIRST REFUSAL

10.01 **Right of First Refusal.** No holder of common stock of the corporation (each a "**Common Holder**") shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (the "**Common Stock**") or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a)   If any Common Holder desires to sell or otherwise transfer any of his or her shares of Common Stock, then such Common Holder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)   For 30 days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 10.01, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring Common Holder of its election and settlement for said shares shall be made as provided below in paragraph 10.01(d).

(c)   The corporation may assign its rights hereunder.

(d)   In the event the corporation elects to acquire any of the shares of Common Stock of the transferring Common Holder as specified in said transferring Common Holder's notice, the Secretary of the corporation shall so notify the transferring Common Holder and settlement thereof shall be made in cash within 30 days after the Secretary of the corporation (or the assignees, in the case of an assignment) receives said transferring Common Holder's notice; provided that if the terms of payment set forth in said transferring Common Holder's notice were other than cash against delivery, the corporation shall pay for said shares on the same terms and conditions set forth in said transferring Common Holder's notice.

(e)   In the event the corporation does not elect to acquire all of the shares specified in the transferring Common Holder's notice, said transferring Common Holder may, within the sixty-day period following the expiration of the option rights granted to the corporation herein, transfer the shares specified in said transferring Common Holder's notice which were not acquired by the corporation as specified in said transferring Common Holder's notice. All shares so sold by said transferring Common Holder shall continue to be subject to the provisions of these bylaws in the same manner as before said transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(i)   A Common Holder's transfer of any or all shares held either during such Common Holder's lifetime or on death by will or intestacy to such Common Holder's immediate family or to any custodian or trustee for the account of such Common Holder or such Common Holder's immediate family or to any limited partnership of which the Common Holder, members of such Common Holder's immediate family or any trust for the account of such Common Holder or such Common Holder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Common Holder making such transfer.

(ii) A Common Holder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(iii) A Common Holder's transfer of any or all of such Common Holder's shares to the corporation or to any other stockholder of the corporation.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g) The provisions of this bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation. Moreover, in the event that this bylaw conflicts with any contractual restriction between the corporation and a stockholder (e.g. any right of first refusal and co-sale agreement in effect by and among the corporation, such stockholder, and certain holders of the corporation's stock), such other contractual provisions will control.

(h) Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) To the extent this Section conflicts with any other written agreements between the corporation and the stockholder attempting to Transfer shares, such other agreement or agreements will control.

(k) The certificates representing shares of Common Stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XI
GENERAL PROVISIONS

11.01 **Dividends.** Dividends upon the capital stock of the corporation, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular

or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation and applicable law.

11.02 **Reserve for Dividends.** Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

11.03 **Checks.** All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

11.04 **Fiscal Year.** The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

11.05 **Corporate Seal**. The Board of Directors may adopt a corporate seal having inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

11.06 **Conflicts with Certificate of Incorporation.** In the event of any conflict between the provisions of the corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

ARTICLE XII
AMENDMENTS

12.01 **Amendments to Bylaws.** These bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation, at any regular meeting of the stockholders or of the Board of Directors, as the case may be, or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the Board of Directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

CERTIFICATE OF SECRETARY OF SHERPA AIRCRAFT GROUP INC.

The undersigned, Scot Warren, hereby certifies that he is the duly elected and acting Secretary of Sherpa Aircraft Group Inc., a Delaware corporation (the "**Corporation**"), and that the Bylaws attached hereto constitute the Bylaws of said Corporation as duly adopted by Action by Written Consent in Lieu of Organizational Meeting by the Directors on **February 22, 2023**.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name on **February 22, 2023**.

DocuSigned by:

By: _Scot Warren_ _____

Scot Warren, Secretary